May 26, 2010	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb

Julie Rizzo

Re:	Bank of America Auto Receivables Securitization, LLC

Amendment No. 1 to Registration Statement on Form S-3

Filed May 14, 2010

File No. 333-165957

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 24, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Registration Statement as filed on April 8, 2010, as well as two clean copies of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

May 26, 2010

Prospectus Supplement

Summary of Terms, page S-1

The Receivables, page S-10

1.	We note your response to our prior comment 10 and prior comment 13. Please advise as to what exceptions to the underwriting criteria and what loan modifications would be deemed immaterial.

Response

In determining whether exceptions to the underwriting criteria or loan modifications, as applicable, are material, we do not assess the nature of an underwriting exception or loan modification. We will assess materiality by reviewing the number of receivables subject to exceptions to the underwriting criteria or loan modifications, as applicable, as of the cut-off date for the transaction and comparing the exceptions and loan modifications in the selected asset pool with the exception and loan modification experience of previously securitized pools as of the applicable cut-off date to ensure that exception and modification experience is consistent with past experience. (We note that we will disclose static pool information with respect to previously securitized pools. Please see Appendix A of the prospectus supplement.)

What we consider to be “material” for purposes of disclosure varies somewhat depending on the particular transaction and the relevant issue, information or category of data. However, with respect to the inclusion of loans that have been previously subject to exceptions to the underwriting criteria, temporary payment reductions, extensions or other types of loan modifications, we generally will consider a variance of 1.00% between the current asset pool and the previous asset pool to be material.

Consistent with The Summary of Terms section on page S-10 and the Receivables Pool section on page S-45 of the prospectus supplement, we will provide data regarding the number of pool assets that are subject to exceptions to the underwriting criteria in the event that the number of such assets is material. If the number of pool assets subject to underwriting exceptions is material, we also will describe the nature of the exceptions (though, as indicated above, we do not use the nature of the exception to determine materiality). Similarly, and consistent with The Summary of Terms section on page S-10 and the Receivables Pool section on page S-45 of the prospectus supplement, we will provide data regarding the number of pool assets that have been extended or subject to temporary payment reductions in the event that the number of such assets is material.

Mayer Brown LLP

May 26, 2010

Prospectus

Forward-Looking Statements, page 58

2.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or otherwise revise.

Response

We have revised the noted sentence on page 58 of the prospectus to remove the reference to the Private Securities Litigation Reform Act.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Jon Van Gorp at (312) 701-7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Jason A. Schubert, Esq.